Filed Pursuant to Rule 433
Registration Statement No. 333-105207

PECO Energy Company

Pricing Term Sheet

Issuer:	PECO Energy Company
Size:	$175,000,000
Maturity:	March 15, 2037
Coupon:	5.70%
Price to Public:	99.474% of face amount
Yield to maturity:	5.737%
Spread to Benchmark Treasury:	+ 102 basis points
Benchmark Treasury:	4.500% due February 15, 2036
Benchmark Treasury Yield:	4.717%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2007
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 20 basis points
Settlement:	March 19, 2007
CUSIP:	693304AJ6 / US693304AJ61
Ratings:	A2 (Moody’s); A- (S&P); A (Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533 or by contacting RBS Greenwich Capital by telephone (toll free) at 1-866-884-2071 or by email at offeringmaterials@rbsgc.com.